UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Virtual World Computing, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   California

   Date of organization
   January 22, 2008

Physical address of issuer
5425 Hollister Ave., 160, Santa Barbara, CA 93111

Website of issuer
https://trycocoon.com/

Name of intermediary through which the Offering will be conducted
Funders USA, Inc.

CIK number of intermediary
0001780510

SEC file number of intermediary
7-210

CRD number, if applicable, of intermediary
306506

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
2.5% of the total amount raised in the Offering and an additional $2,500 flat fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Funders USA, Inc.

Type of security offered
Units of Crowd Convertible Promissory Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
$1.00

Target offering amount
$20,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
October 27, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$347,501.00	$415,434.00
Cash & Cash Equivalents	$7,989.00	$27,624.00
Accounts Receivable	$10,743.00	$4,463.00
Short-term Debt	$176,605.00	$175,988.00
Long-term Debt	$507,414.00	$2,608,724.00
Revenues/Sales	$21,544.00	$6,716.00
Cost of Goods Sold	$24,887.00	$0.00
Taxes Paid	$800.00	$800.00
Net Income	-$548,050.00	-$798,688.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 27, 2020

FORM C

Up to $250,000.00

Virtual World Computing, LLC



Units of Crowd Convertible Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Virtual World Computing LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd Convertible Promissory Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $20,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Funders USA, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$2,502.50	-$2,402.50
Aggregate Minimum Offering Amount	$20,000.00	$3,000.00	$17,000.00
Aggregate Maximum Offering Amount	$250,000.00	$8,750.00	$241,250.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive (i) 2.5% of the total amount raised in the Offering; and (ii) a flat fee of $2500.00.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://trycocoon.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 27, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUNDERS USA, INC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://trycocoon.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Virtual World Computing, LLC (the "Company") is a California Limited Liability Company, formed on January 22, 2008.

The Company is located at 5425 Hollister Ave., 160, Santa Barbara, CA 93111.

The Company's website is https://trycocoon.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Virtual World Computing (VWC) builds browsers/ Mobile Apps for online users with permission to track online behavior and geo-location, allowing the user to sell its data to advertisers, hedge funds and other entities. VWC collects a percent of the money paid to the user for its service of selling users data. VWC also provides through Cocoon Secure browser, a way for online users to access the Web privately and securely hiding users IP addresses as well as encryption to our servers.

The Offering

Minimum amount of Units of Crowd Convertible Promissory Notes being offered	20,000
Total Units of Crowd Convertible Promissory Notes outstanding after Offering (if minimum amount reached)	20,000
Maximum amount of Units of Crowd Convertible Promissory Notes	250,000
Total Units of Crowd Convertible Promissory Notes outstanding after Offering (if maximum amount reached)	250,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00, other than for existing holders of Preferred Units who elect to subscribe for their pro rata share.
Offering deadline	October 27, 2020
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 43 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product

shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables

for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products

and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by third party security firm. The expenses associated with protecting our information/ these steps]could reduce our operating margins

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jeffrey Bermant who is Chief Executive Officer of the Company from January 22, 2008 to present. The Company has or intends to enter into employment agreements with Jeffrey Bermant although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Jeffrey Bermant or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently

develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jeffrey Bermant in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to

those individuals in the event of their death or disability. Therefore, if any of Jeffrey Bermant die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company

may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or

17

domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the

integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause

breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

The Units of Crowd Convertible Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd Convertible Promissory Notes. Because the Units of Crowd Convertible Promissory Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd Convertible Promissory Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd Convertible Promissory Notes may also adversely affect the price that you might be able to obtain for the Units of Crowd Convertible Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Attorney Mark Lappin, CEO Jeff Bermant, the IRS, Measurement Factory, and Wit Strategy
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 68.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional secured and/or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers of the Securities will be subject to tax on any original issue discount before receiving the cash payments attributable to such income.

The Securities will be treated as being issued with original issue discount ("OID") for U.S. federal income tax purposes in an amount equal to the excess of their stated principal amount over their issue price (if such excess is more than a de minimis amount). A U.S. holder of the notes will be required to include OID in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. See "Tax Matters."

You have limited opportunities to convert your Securities into preferred stock.

You will only be able to convert your Securities into preferred stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the Events of Default under the Securities); (iii) listing of shares of the preferred stock for public trading on any exchange, quotation system or bulletin board; or (iv) other conversion events set forth in this Form C. There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.

In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.

The conversion price of the preferred stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding preferred stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of preferred stock when you convert. Additionally, if the Company issues additional shares of preferred stock in the future, you may experience further dilution.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Virtual World Computing (VWC) builds browsers/ Mobile Apps for online users with permission to track online behavior and geo-location, allowing the user to sell it's data to advertisers, hedge funds and other entities. VWC collects a percent of the money paid to the user for its service of selling users data. VWC also provides through Cocoon Secure browser, a way for online users to access the Web privately and securely hiding users IP addresses as well as encryption to our servers.

Business Plan

The Company's mission is to help online users have successful sessions on the Web. Our legacy product/service is to provide privacy, security and virus free Web Browsing. While Virtual World Computing legacy and future will be to protect online users, a new age has arrived for Virtual World Computing. However, Virtual World Computing also now sees a successful path while helping some users continue with privacy, another wonderful opportunity is on the horizon, helping online users monetize their data. There are billions of dollars exchanged every year because of data. The individual has been left out, it is our company's mission to end the user locked out from being paid for their data. Our business plan for the following three years is the following.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Web Browser and Geolocation	Cocoon MY Data Rewards (MDR) browser and geolocation allows users on desktop and App to browse the web and sell their data for a profit.	World
Web Browser	Cocoon Secure Web browser allows users to access the web privately and securely hiding IP address as well as encryption to our servers	World

The Company will announce a Mobile App for iOS which is expected to be available in October 2020. Part of the proceeds will be used to begin development iOS however, the bulk of the money will be used to acquire users and demonstrate the viability of users selling their data for monetary rewards. We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer desktop and Android Mobil and are hoping to expand our offerings to iOS phone by end of third quarter.

We offer our services via our online website and through advertising on Facebook. We will be adding marketing on You Tube, Instagram and other social sites.

Competition

The Company's primary competitors are Wibson LTD, Bigtoken/ surveys for cash, MobileXpression, Killi.io Data sharing, surveys and geo-location.

This market of selling user data is in its embryonic stage and not many companies have yet to forge into data sales for individual. Since the space is controlled by large companies such as Google, Facebook and others this leaves new companies like Virtual World Computing room to create new value for users which the current data companies do not provide. The markets for the Company's products and services could become highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of trading and selling data. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation.

Supply Chain and Customer Base

Virtual World Computing needs third party software developers who are available throughout the world. VWC is cloud based and therefore uses such services as Amazon Web Services and or other like kind cloud based services.

Virtual World Computing customers are online individuals who are browsing the Web through our desktop browser earning profits from their data.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9131007	System and Method for Dynamically Transcoding Requests	"Restriction Requirement", asserting that the claims of the application were directed to two distinct inventions: Claims 1-4, drawn to a system for coupling one or more user computers to the Internet, and Claims 26-31 drawn to a method	May 19, 2020	September 8, 2015	USA

		for establishing a secure Internet communication link between a user and a user-desired Internet-coupled party; and requiring that we elect one of the two "inventions" for examination on the merits in the subject application. We would be able to prosecute the non-elected "invention" in a subsequent divisional application, if desired.			
9674295	Methods for establishing and using a transaction specific, browser specific debit card	Debit card theft protection through Cocoon's secure browser (allows for user authentication of each purchase via Cocoon)	July 29, 2010	June 6, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5425 Hollister Ave., 160, Santa Barbara, CA 93111.

The Company conducts business in the USA and throughout the World.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	2.50%*	$500*	2.5%*	$6,250
Campaign marketing expenses or related reimbursement	12.50%	$2,500	9.35%	$23,375
Estimated Attorney Fees	10.00%	$2,000	5.61%	$14,025
Estimated Accountant/Auditor Fees	6.25%	$1,250	2.34%	$5,850
General Marketing	25.00%	$5,000	23.36%	$58,400
Research and Development	15.00%	$3,000	18.69%	$46,725
Equipment Purchases	0.00%	$0	2.80%	$7,000
Future Wages	18.75%	$3,750	7.48%	$18,700
Accrued expenses of managers, officers, directors or employees	0.00%	$0	9.35%	$23,375
Repayment of Debt	0.00%	$0	9.35%	$23,375
servers	7.50%	$1,500	2.80%	$7,000
G&A	2.50%	$500	6.37%	$15,925
Total	**100.00%**	**$20,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

*These fees do not include the $2500 flat fee payable to the Intermediary regardless of amount raised in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: if more money is needed for marketing and less for debt repayment.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeffrey Bermant

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director; Chief Executive Officer- January 22, 2008 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing and directing operations and strategic planning for Virtual World Computing LLC - January 22, 2008 to present.

Education

University of Southern California, Bachelor of Arts, History

Name

George Holbrook

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - May 2011 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Angel investor/retired Bradley Resources Company

Education

NA

Name

Michael Ramsey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director – January 2008 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CISO &VP of infrastructure and Operations for EmployBridge

Sr. Director of Technical Operations: Aprril 2011 – Mar 2014
Citrix Systems, Santa Barbara, CA, the cloud company that enables mobile work styles—empowering people to work and collaborate from anywhere, securely accessing apps and data on any of the latest devices, as easily as they would in their own office. Responsibilities include: • Ownership of SaaS application service levels of 99.9%. • Development and maintenance of long-term IT strategic vision for all S.a.a.S. infrastructure operations. • Manage technical operations team, consisting of over 100 team members in 3 countries with 16 datacenters and 8 billion minutes of audio conferencing. • Accountable for capital and expense budgeting with budgets in excess of $50M. • Responsible for end-to-end management and maintenance of all customer facing infrastructure. • Management of datacenter, co-location, cloud and hybrid-cloud operations. • Management of all major vendor contracts. • Participated in legal defense against patent trolls. • Developed disaster recovery plans for numerous products. • Drove the creation of Citrix Communications entity a CLEC. • Accountable for procurement, maintenance contract management, configuration standards, security, remote access, change management, disaster recovery testing, deployment, maintenance and support. • Development and management of complex global business relationships • Established a NOC, PMO, iSOC, Storage and DBA practice.

Director of Operations - July 2003 – March 2011 Employment

Education

Santa Barbara City College

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeffrey Bermant

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer - January 22, 2008 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing and directing operations and strategic planning for Virtual World Computing LLC - January 22, 2008 to present.

Education

College: University of Southern California, Bachelor of Arts, History

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. The Company is engaging long term contractors some of whom will become employees of the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	3,170,260
Voting Rights	One vote per Unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Common Units for cash or cash equivalents or if compensatory securities are offered to new or existing members.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	17.8%

Type of security	Seed 1 Preferred Units
Amount outstanding	1,907,879
Voting Rights	One vote per Unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Preferred Units for cash or cash equivalents.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.7%

Type of security	Seed 2 Preferred Units
Amount outstanding	7,189,049
Voting Rights	One vote per Unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Preferred Units for cash or cash equivalents.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	40.4%

Type of security	Seed 2 Preferred Warrants
Amount outstanding	1,534,056
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when the Warrants covert prior to the conversion of the Convertible Unsecured Promissory Notes
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.6%

Type of security	Options
Amount outstanding	1,015,916
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when the Options are exercised prior to the conversion of the Convertible Unsecured Promissory Notes
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.7%

Type of security	Convertible Promissory Notes
Amount outstanding	5,821,146
Voting Rights	No voting rights until conversion
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Units of Convertible Promissory Notes will be subject to equity dilution if/when these Notes covert prior to the conversion of the Convertible Unsecured Promissory Notes
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.8%

The Company has the following debt outstanding:

Type of debt	Patent Attorney Bills
Name of creditor	Mark Lappin
Amount outstanding	$42,900
Interest rate and payment schedule	None
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Pay when money is available

Type of debt	IRS Payroll Taxes
Name of creditor	IRS
Amount outstanding	$25,000
Interest rate and payment schedule	Federal rate
Amortization schedule	N/A
Describe any collateral or security	none
Maturity date	N/A
Other material terms	Pay when money is available

Type of debt	Loan
Name of creditor	Jeff Bermant
Amount outstanding	$88,169.62
Interest rate and payment schedule	Lowest interest rate under applicable law.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Pay when money is available

Type of debt	Convertible Notes
Name of creditor	Herbert Simon, Trustee of the Herbert Simon Revocable Trust. William Peeples Trustee of the Amended and Restated William and Radyee Peeples Family Trust, DTD November 14, 1018. Jeffrey C. Bermant
Amount outstanding	$788,925
Interest rate and payment schedule	6 percent payment of principal and Interest if not converted
Amortization schedule	None
Describe any collateral or security	Unsecured
Maturity date	June 20, 2023
Other material terms	Optional conversion at the closing of a qualified financing of at least $2,000,000

Following the Offering, the total amount of outstanding indebtedness of the Company will be $580,070 if the Minimum Amount is raised and $810,070 if the Maximum Amount is raised.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Amount Raised	Use of Proceeds	Offering Date(s)	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	3 Notes	$788,925	Operating Expenses	October 15, 2019	Regulation D

Ownership

A majority of the Company is owned by a two people Jeffrey C. Bermant and Herbert Simon Revocable Trust. Together these two investors own 77.4% of the company. The remainder is own by a number of individuals.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jeffrey Bermant	68.0%

(1)   Jeffrey Bermant owns 1 Convertible Note, which is convertible into 2,029,951 Preferred stock within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$6,716	**$0**	**$0**

Operations

The Company has two offerings. One for accredited investors through Regulation D and the second for unaccredited investors through Regulation CF. Following the Offering, we should have enough liquidity to execute our business plan for 9 months. We intend to be profitable approximately by June 2022. Our significant challenges are bringing both Android and iOS (we have desktop) to market and executing our marketing plan to be profitable by June 2022. We are expecting to raise another round of financing to carry the Company to profitability of $2,000,000 within 18 months.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following 1) raise additional funding through accredited and unaccredited investors for an additional $250,000 and $1,000,000 in 2021 2) Active user base worldwide of 275,000 3) users achieve an average monthly pay out of $7.00

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently can borrow an additional $50,000 which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Currently, we have two agreement with a company named Complementics, on a year to year basis but cancellable upon a 30-day notice by either party. https://www.complementics.com/

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Units of Crowd Convertible Promissory Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $20,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 27, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Convertible Promissory Note in the form attached hereto as Exhibit E (the "Note"). Purchaser funds will be held in escrow with Funders USA, Inc. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The Notes are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any purchase. If the Company rejects all or a portion of any purchase, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Funders USA, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

2.5% of the total amount raised in the Offering and an additional $2,500 flat fee.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Intermediary will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the Minimum Amount is sold), we will have 100% membership interests outstanding or a total of (i) 3,170,260 Common Units, (ii) 1,907,879 Seed 1 Preferred Units, and (iii) 7,189,049 Seed 2 Preferred Units.

Interest Payment and Amortization Schedule

The minimum principal amount of a single Security or "Note" is $100, other than for existing holders of Preferred Units of the Company who may elect to subscribe for their pro rata share. The Notes will not have any original issue discount unless a Purchaser invests $500 or more (a "Major Investor"), in which case the Notes will a 10% discount rate. The Securities will pay interest at a rate of 4.0% per annum interest will accrue on the Notes and either (a) be converted at the closing of the Qualified Financing, or (b) be repaid at maturity.

The Notes will mature on three (3) years from the Closing. The Notes are prepayable by the Company in its discretion and with the prior written consent of the holders of a majority of the outstanding principal amount of all then-outstanding Notes. The Notes will not require a prepayment penalty.

Interest will accrue annually and will be added to the principal amount each year to be paid in full at maturity.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: None.

Conversion

The Notes shall convert into the Company's CF Shadow Preferred Units, which shall mean units of a series of the Company's Preferred Units that are identical in all respects to the Preferred Units, except that (i) the liquidation preference per unit of the CF Shadow Preferred Units shall equal the Conversion Price (as defined below); (ii) the CF Shadow Preferred Units holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company and, with respect to any matter to which CF Shadow Preferred Units holders are entitled to vote by law, each of the CF Shadow Preferred Units holders shall enter into a proxy agreement appointing the Company as its irrevocable proxy; and (iii) CF Shadow Preferred Units holders shall have no information or inspection rights, except with respect to such rights not waivable by laws.

Conversion and Repayment

Please review the Term Sheet attached hereto as <u>Exhibit D</u> *for full description of conversion and repayment terms.*

The Notes will be convertible into the equity securities of the Company as follows:

(a) For Major Investors, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units in the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,500,000 in the aggregate (excluding the conversion of the Note) (the "Qualified Financing"), at a conversion price per unit (the "Conversion Price") equal to the lesser of (i) 90% of the price per unit paid by cash investors in the Qualified Financing (i.e., at a 10% discount to the price of such units), or (ii) a conversion price per unit equal to the quotient of (x) a pre-money value for the Company equal to $5.2 million (the "Valuation Cap"), divided by (y) the number of the Company's fully-diluted outstanding units immediately before the closing of the Qualified Financing, including units reserved and available for grant under the Company's 2008 Unit Option Plan (the "Fully-Diluted Outstanding Units").

(b) For investors who are <u>not</u> Major Investors, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units in the Qualified Financing at a Conversion Price equal to the lesser of (i) the price per unit paid by cash investors

in the Qualified Financing, or (ii) a conversion price per unit equal to the Valuation Cap, *divided by* (y) the Fully-Diluted Outstanding Units.

(c) Upon the Maturity Date, unless the Notes have been already repaid or converted, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units at a Conversion Price equal to the quotient of the Valuation Cap *divided by* the Fully-Diluted Outstanding Units.

(d) Unless the Notes have been already repaid or converted, in the event of (i) a sale of all or substantially all of the units or assets of the Company, or a merger or consolidation involving the Company following which the members of the Company immediately prior to the transaction shall hold less than a majority of the outstanding equity securities of the acquiring or surviving corporation following the transaction (a "Change of Control"); (ii) the closing of the Company's first firm commitment underwritten initial public offering of equity securities pursuant to an effective registration statement filed under the Securities Act of 1933 (an "IPO"), or (iii) the liquidation, winding up and dissolution of the Company (a "Liquidation"), the Company shall pay to each holder of a Note an amount equal to the sum of (i) 1.5 *times* the principal of such Note, *plus* (ii) all accrued and unpaid interest on such Note.

Voting and Control

The Securities will not have any voting rights.

The Company does have voting agreements in place. A description of such agreement is as follows: Jeff Bermant has transferred units to Thomas Bermant, Blake Bronstad, and Alex Bronstad which authorizes Jeff Bermant to vote on behalf of said people.

The Company has an operating agreement amongst its members.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Units of Crowd Convertible Promissory Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jeff Bermant
Relationship to the Company	CEO
Total amount of money involved	$88,169.62
Benefits or compensation received by related person	Repayment of loan at the lowest applicable rate
Benefits or compensation received by Company	Pay for operating expenses.
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeffrey Bermant
(Signature)

Jeffrey Bermant
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeffrey Bermant
(Signature)

Jeffrey Bermant
(Name)

CEO
(Title)

08/27/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jeffrey Bermant, being the founder of Virtual World Computing, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/Jeffrey Bermant
(Signature)

Jeffrey Bermant
(Name)

CEO
(Title)

08/27/2020
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Offering Page
Exhibit C Video Transcript
Exhibit D Term Sheet for Units of Crowd Convertible Promissory Notes
Exhibit E Form of Crowd Convertible Promissory Note

EXHIBIT A

Financial Statements

Virtual World Computing, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets

10000	Cash - Operating (Union)	27,603.25
10200	Cash - Payroll (ARB)	20.67
11720	Member Note Receivable - E. Gamble	4,462.50
	Total Current Assets	**32,086.42**

Fixed Assets

14600	Furniture & Equipment	87,841.16
14650	Furniture & Equipment - Accum Depre	(87,615.17)
15000	Section 754 Asset - H Simon Trust	102,467.63
15050	Section 754 Asset A.A. - H Simon Trust	(43,263.00)
15100	Section 754 Asset - J. Bermant	15,000.00
15150	Section 754 Asset A.A.- J. Bermant	(6,333.00)
16150	Organization Costs	700,557.95
16200	Organization Costs - Accum Amort	(385,308.00)
	Total Fixed Assets	**383,347.57**

Other Assets

	Total Other Assets	**--**
	TOTAL ASSETS	**415,433.99**

Virtual World Computing, LLC
Balance Sheet
December 31, 2018

LIABILITIES & EQUITY

Current Liabilities

20010	Accrued Payroll Taxes	16,446.63
20050	Accounts Payable - Misc	157,226.06
20100	Prepaid Cocoon Subscriptions	2,314.88
	Total Current Liabilities	**175,987.57**

Long Term Liabilities

22150	Note Payable - Jeffrey C. Bermant	2,580,810.00
23500	Note Payable - H. Simon Trust	27,913.74
	Total Long Term Liabilities	**2,608,723.74**

TOTAL LIABILITIES   **2,784,711.31**

Partner/Member Contributions

30001	Cont. - JC Bermant (Initial Investment)	743,562.87
30002	Contributions - JC Bermant	3,004,717.65
30005	Contributions - H. Simon Rev. Trust	1,051,615.33
30010	Contributions - Mark J. Melchiori	54,615.72
30015	Contributions - Freedman Family Trust	329,013.38
30020	Contributions - Bradley Resources Co	118,899.56
30025	Contributions - The Pfau Rev. Trust	25,975.08
30030	Contributions - Peeples Family Trust	350,000.00
30035	Contributions - Argyropoulos Inv. G.P.	50,000.00
30040	Contributions - Greg Lewis	40,000.00
30045	Contributions - Craig Scheidt	25,975.08
30050	Contributions - Francois DeJohn	15,389.88
30055	Contributions - Simms/Mann Foundation	51,950.16
30065	Contributions - M Collins/L Guild	103,899.56
30070	Contributions - Mr. & Mrs. R. Hanisee	150,000.00
30075	Contributions - R. Hanisee Family Trust	155,000.00
30080	Contributions - Berti Rev. Family Trust	100,000.00
30085	Contributions - Jurow 2001 Family Trust	100,000.00
30087	Contributions - E. Gamble	4,462.50
30090	Contributions - Jurkowitz 1996 Family Tr	100,000.00
30091	Contributions - TJ Bermant	2,025.00
30092	Contributions - D. Bellotti	2,875.00
30093	Contributions - B. Bronstad	5,850.00

Virtual World Computing, LLC
Balance Sheet
December 31, 2018

30094	Contributions - P. Lohman	5,850.00
30095	Contributions - D. Washburn	17,875.00
30096	Contributions - D. Zavala	1,800.00
	Total Partner/Member Contributions	6,611,351.77

Virtual World Computing, LLC
Balance Sheet
December 31, 2018

LIABILITIES & EQUITY (Continued)

Partner/Member Distributions

Total Partner/Member Distributions	--

Retained Earnings

30301	Retained Earnings - JC Bermant	(5,307,743.17)
30305	Retained Earnings - Simon Rev. Trust	(1,042,666.23)
30310	Retained Earnings - M Melchiori	(54,024.41)
30315	Retained Earnings - Freedman Family Trus	(343,228.71)
30320	Retained Earnings - Bradley Resources	(118,897.29)
30325	Retained Earnings - Pfau Rev. Trust	(26,172.61)
30330	Retained Earnings - Peeples Family Trust	(350,000.42)
30335	Retained Earnings - Argyopoulos Inv.	(50,295.51)
30340	Retained Earnings - G Lewis	(40,568.36)
30345	Retained Earnings - Craig Scheidt	(26,492.46)
30350	Retained Earnings - Fran DeJohn	(15,391.13)
30355	Retained Earnings - Simms/Mann Found	(53,447.22)
30360	Retained Earnings - Michael Wyrsta	(300.13)
30365	Retained Earnings - M Collins/L Guild	(106,892.14)
30370	Retained Earnings - Mr. & Mrs. R. Hanise	(150,001.00)
30375	Retained Earnings - R. Hanisee Family Tr	(154,999.00)
30380	Retained Earnings - Richard Berti	(100,001.00)
30385	Retained Earnings - Jurow 2001 Fam Trust	(100,000.00)
30387	Retained Earnings - E. Gamble	(4,545.50)
30390	Retained Earnings - Jurkowitz 1996 Fam T	(99,999.00)
30391	Retained Earnings - TJ Bermant	(2,024.00)
30392	Retained Earnings - D. Bellotti	(2,876.00)
30393	Retained Earnings - B. Bronstad	(5,850.00)
30394	Retained Earnings - P. Lohman	(5,850.00)
30395	Retained Earnings - D. Washburn	(17,875.00)
30396	Retained Earnings - D. Zavala	(1,801.00)
	Net Income	(798,687.80)

Total Retained Earnings	(8,980,629.09)

TOTAL EQUITY	(2,369,277.32)

TOTAL LIABILITIES & EQUITY	415,433.99

4

Virtual World Computing, LLC
Income Statement
For the Month Ended December 31, 2018

		Current Activity	YTD Activity
REVENUE --			
Sales Revenue			
40000	Cocoon Subscription Revenue	479.42	6,660.87
41700	Affiliate Income	--	55.30
	Total Sales Revenue	**479.42**	**6,716.17**
Interest			
	Total Interest Income	--	--
TOTAL REVENUE		**479.42**	**6,716.17**
EXPENSES --			
Personnel Costs			
62670	Consultants	41,473.08	611,925.20
	Total Personnel Costs	**41,473.08**	**611,925.20**
Other Expenses			
62000	Property Taxes	--	129.95
63000	Marketing/Promotion	--	32,489.94
63100	Product Testing	1,485.76	9,702.89
64100	Telephone	147.00	1,764.00
64200	Postage/Delivery	49.25	607.21
64300	Data Processing	9,039.09	69,291.02
64450	Dues/Subscriptions/Seminars	--	2,010.00
64470	Licenses & Fees	--	20.00
64490	California Income Tax	--	800.00
64500	Office Expense - Misc	20.00	1,381.12
64550	Non-Deductible Expense	--	120.83
64560	Travel	526.40	526.40
64700	Stripe Processing Fees	40.56	518.87
66100	Tax Preparation Fees	--	2,057.00
66200	Legal	--	7,176.54
66300	Financing Costs	--	10,000.00

Virtual World Computing, LLC
Income Statement
For the Month Ended December 31, 2018

		Current Activity	YTD Activity
70000	Depreciation Expense	8,179.00	8,179.00
70050	Amortization Expense	46,704.00	46,704.00
	Total Other Expenses	66,191.06	193,478.77
	TOTAL EXPENSES	107,664.14	805,403.97
	NET INCOME	(107,184.72)	(798,687.80)

CASHREC March 26, 2020

Virtual World Computing, LLC
Reconciliation of Net Income to Cash Flow/(Deficit)
For the Month Ended December 31, 2018

		Current Activity	YTD Activity
Net Income per Books		**(107,184.72)**	**(798,687.80)**
Changes in Balance Sheet Accounts -			
14650	Furniture & Equipment - Accum Depre	348.00	348.00
15050	Section 754 Asset A.A. - H Simon Trust	6,831.00	6,831.00
15150	Section 754 Asset A.A.- J. Bermant	1,000.00	1,000.00
16200	Organization Costs - Accum Amort	46,704.00	46,704.00
20050	Accounts Payable - Misc	(5,047.06)	(41,834.85)
20100	Prepaid Cocoon Subscriptions	(165.40)	(719.37)
22150	Note Payable - Jeffrey C. Bermant	70,000.00	810,500.00
Net Change		**119,670.54**	**822,828.78**
NET CASH FLOW/(DEFICIT)		**12,485.82**	**24,140.98**

Cash Balance - Beginning of Year	3,482.94
Cash Balance - Current	27,623.92

1

Virtual World Computing, LLC
Balance Sheet
December 31, 2019

ASSETS

Current Assets

10000	Cash - Operating (Union)	1,520.08
10050	Cash - MDR Checking (ARB)	51.32
10200	Cash - Payroll (ARB)	62.17
10300	Cash - PayPal	6,355.90
11720	Member Note Receivable - E. Gamble	4,462.50
11800	Complementics Receivables	6,280.85

Total Current Assets   **18,732.82**

Fixed Assets

14600	Furniture & Equipment	87,841.16
14650	Furniture & Equipment - Accum Depre	(87,659.17)
15000	Section 754 Asset - H Simon Trust	102,467.63
15050	Section 754 Asset A.A. - H Simon Trust	(50,094.00)
15100	Section 754 Asset - J. Bermant	15,000.00
15150	Section 754 Asset A.A.- J. Bermant	(7,333.00)
16150	Organization Costs	700,557.95
16200	Organization Costs - Accum Amort	(432,012.00)

Total Fixed Assets   **328,768.57**

Other Assets

Total Other Assets   **--**

TOTAL ASSETS   **347,501.39**

Virtual World Computing, LLC
Balance Sheet
December 31, 2019

LIABILITIES & EQUITY

Current Liabilities

20010	Accrued Payroll Taxes	16,446.63
20050	Accounts Payable - Misc	158,600.96
20100	Prepaid Cocoon Subscriptions	1,557.14
	Total Current Liabilities	**176,604.73**

Long Term Liabilities

22150	Note Payable - Jeffrey C. Bermant	75,500.00
22200	Convertible Note Payable - Bermant	274,000.00
22500	Convertible Note Payable - Simon	60,000.00
22600	Convertible Note Payable - Peeples	70,000.00
23500	Note Payable - H. Simon Trust	27,913.74
	Total Long Term Liabilities	**507,413.74**

TOTAL LIABILITIES   **684,018.47**

Partner/Member Contributions

30001	Cont. - JC Bermant (Initial Investment)	743,562.87
30002	Contributions - JC Bermant	5,585,527.65
30005	Contributions - H. Simon Rev. Trust	1,051,615.33
30010	Contributions - Mark J. Melchiori	54,615.72
30015	Contributions - Freedman Family Trust	329,013.38
30020	Contributions - Bradley Resources Co	118,899.56
30025	Contributions - The Pfau Rev. Trust	25,975.08
30030	Contributions - Peeples Family Trust	350,000.00
30035	Contributions - Argyropoulos Inv. G.P.	50,000.00
30040	Contributions - Greg Lewis	40,000.00
30045	Contributions - Craig Scheidt	25,975.08
30050	Contributions - Francois DeJohn	15,389.88
30055	Contributions - Simms/Mann Foundation	51,950.16
30065	Contributions - M Collins/L Guild	103,899.56
30070	Contributions - Mr. & Mrs. R. Hanisee	150,000.00
30075	Contributions - R. Hanisee Family Trust	155,000.00
30080	Contributions - Berti Rev. Family Trust	100,000.00
30085	Contributions - Jurow 2001 Family Trust	100,000.00
30087	Contributions - E. Gamble	4,462.50
30090	Contributions - Jurkowitz 1996 Family Tr	100,000.00

Virtual World Computing, LLC
Balance Sheet
December 31, 2019

30091	Contributions - TJ Bermant	2,025.00
30092	Contributions - D. Bellotti	2,875.00
30093	Contributions - B. Bronstad	5,850.00
30094	Contributions - P. Lohman	5,850.00
30095	Contributions - D. Washburn	17,875.00
30096	Contributions - D. Zavala	1,800.00

Total Partner/Member Contributions   **9,192,161.77**

Virtual World Computing, LLC
Balance Sheet
December 31, 2019

LIABILITIES & EQUITY (Continued)

Partner/Member Distributions

Total Partner/Member Distributions		--

Retained Earnings

30301	Retained Earnings - JC Bermant	(6,099,580.97)
30305	Retained Earnings - Simon Rev. Trust	(1,049,516.23)
30310	Retained Earnings - M Melchiori	(54,024.41)
30315	Retained Earnings - Freedman Family Trus	(343,228.71)
30320	Retained Earnings - Bradley Resources	(118,897.29)
30325	Retained Earnings - Pfau Rev. Trust	(26,172.61)
30330	Retained Earnings - Peeples Family Trust	(350,000.42)
30335	Retained Earnings - Argyopoulos Inv.	(50,295.51)
30340	Retained Earnings - G Lewis	(40,568.36)
30345	Retained Earnings - Craig Scheidt	(26,492.46)
30350	Retained Earnings - Fran DeJohn	(15,391.13)
30355	Retained Earnings - Simms/Mann Found	(53,447.22)
30360	Retained Earnings - Michael Wyrsta	(300.13)
30365	Retained Earnings - M Collins/L Guild	(106,892.14)
30370	Retained Earnings - Mr. & Mrs. R. Hanise	(150,001.00)
30375	Retained Earnings - R. Hanisee Family Tr	(154,999.00)
30380	Retained Earnings - Richard Berti	(100,001.00)
30385	Retained Earnings - Jurow 2001 Fam Trust	(100,000.00)
30387	Retained Earnings - E. Gamble	(4,545.50)
30390	Retained Earnings - Jurkowitz 1996 Fam T	(99,999.00)
30391	Retained Earnings - TJ Bermant	(2,024.00)
30392	Retained Earnings - D. Bellotti	(2,876.00)
30393	Retained Earnings - B. Bronstad	(5,850.00)
30394	Retained Earnings - P. Lohman	(5,850.00)
30395	Retained Earnings - D. Washburn	(17,875.00)
30396	Retained Earnings - D. Zavala	(1,801.00)
	Net Income	(548,049.76)

Total Retained Earnings		**(9,528,678.85)**

TOTAL EQUITY	**(336,517.08)**

TOTAL LIABILITIES & EQUITY	**347,501.39**

Virtual World Computing, LLC
Income Statement
For the Month Ended December 31, 2019

		Current Activity	YTD Activity
REVENUE --			
Sales Revenue			
40000	Cocoon Subscription Revenue	300.82	4,484.56
40100	MDR Revenue	2,310.18	17,059.65
40200	MDR Payments to Customers	(3,246.22)	(24,887.26)
	Total Sales Revenue	**(635.22)**	**(3,343.05)**
Interest			
	Total Interest Income	--	--
TOTAL REVENUE		**(635.22)**	**(3,343.05)**
EXPENSES --			
Personnel Costs			
62670	Consultants	25,408.66	353,903.48
	Total Personnel Costs	**25,408.66**	**353,903.48**
Other Expenses			
62000	Property Taxes	--	99.38
63000	Marketing/Promotion	4,062.37	25,078.75
63100	Product Testing	614.20	10,136.55
64100	Telephone	147.00	1,764.00
64200	Postage/Delivery	--	583.23
64300	Data Processing	3,153.25	63,238.90
64450	Dues/Subscriptions/Seminars	--	1,487.00
64490	California Income Tax	--	800.00
64500	Office Expense - Misc	69.00	674.76
64560	Travel	498.98	3,980.55
64700	Stripe Processing Fees	18.00	463.44
64800	PayPal Fees	33.79	202.56
66100	Tax Preparation Fees	700.00	700.00
66200	Legal	--	12,387.20
66300	Financing Costs	2,500.00	7,031.41

Virtual World Computing, LLC
Income Statement
For the Month Ended December 31, 2019

		Current Activity	YTD Activity
66400	Patent Expense	2,125.00	7,596.50
70000	Depreciation Expense	7,875.00	7,875.00
70050	Amortization Expense	46,704.00	46,704.00
	Total Other Expenses	68,500.59	190,803.23
	TOTAL EXPENSES	93,909.25	544,706.71
	NET INCOME	(94,544.47)	(548,049.76)

CASHREC March 26, 2020

Virtual World Computing, LLC
Reconciliation of Net Income to Cash Flow/(Deficit)
For the Month Ended December 31, 2019

		Current Activity	YTD Activity
Net Income per Books		**(94,544.47)**	**(548,049.76)**
Changes in Balance Sheet Accounts -			
11800	Complementics Receivables	(2,310.18)	(6,280.85)
14650	Furniture & Equipment - Accum Depre	44.00	44.00
15050	Section 754 Asset A.A. - H Simon Trust	6,831.00	6,831.00
15150	Section 754 Asset A.A.- J. Bermant	1,000.00	1,000.00
16200	Organization Costs - Accum Amort	46,704.00	46,704.00
20050	Accounts Payable - Misc	--	1,374.90
20100	Prepaid Cocoon Subscriptions	(62.24)	(757.74)
22150	Note Payable - Jeffrey C. Bermant	20,500.00	(2,505,310.00)
22200	Convertible Note Payable - Bermant	--	274,000.00
22500	Convertible Note Payable - Simon	--	60,000.00
22600	Convertible Note Payable - Peeples	--	70,000.00
30002	Contributions - JC Bermant	--	2,580,810.00
Net Change		**72,706.58**	**528,415.31**
NET CASH FLOW/(DEFICIT)		**(21,837.89)**	**(19,634.45)**

Cash Balance - Beginning of Year	27,623.92
Cash Balance - Current	7,989.47

Virtual World Computing, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets

10000	Cash - Operating (Union)	27,603.25
10200	Cash - Payroll (ARB)	20.67
11720	Member Note Receivable - E. Gamble	4,462.50
	Total Current Assets	**32,086.42**

Fixed Assets

14600	Furniture & Equipment	87,841.16
14650	Furniture & Equipment - Accum Depre	(87,615.17)
15000	Section 754 Asset - H Simon Trust	102,467.63
15050	Section 754 Asset A.A. - H Simon Trust	(43,263.00)
15100	Section 754 Asset - J. Bermant	15,000.00
15150	Section 754 Asset A.A.- J. Bermant	(6,333.00)
16150	Organization Costs	700,557.95
16200	Organization Costs - Accum Amort	(385,308.00)
	Total Fixed Assets	**383,347.57**

Other Assets

Total Other Assets	--

TOTAL ASSETS   **415,433.99**

EXHIBIT B

Offering Page

Cocoon MDR™ (MyData Rewards™)

9 5425 Hollister Ave. Suite 160 Santa Barbara United States, CA 93111   🏷 Intelligent Technologies   [Follow]



0%	
$250,000 Target Raise	
Pending Time Left	**0** Investors
$20,000 Min. Raise	**$250,000** Max. Raise

[**Pending**]

This offering will only be funded if at least $20,000 is invested by November 30, 2020 12:00 AM PST.

Project Owner

Virtual World Computing, Inc.

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Reason To Invest

- ✔ Only Cocoon MDR™ is effortless for the user to monetize online browsing data and geolocation data
- ✔ First and only rewards program that pays users cash for their online data
- ✔ Worldwide market opportunity in 200+ countries to lead in online rewards and grow returns with multiple sales of same data
- ✔ Trends show a growing demand for rich, ethically sourced user data, and 99 percent of consumers will share personal data for cash rewards



"Big Companies Make Money From Your Data, So Should You"

Every day we create online data, from our searches and the news we read to what we watch, like, and buy. Even walking or driving around creates valuable data. Many don't realize that all these little actions are being tracked and monetized in a market with a growing demand for this data.

Have you ever wondered how Google, Facebook and other big companies make so much money? They are collecting this user data for free and using it to make billions, without paying the user a cent.



To help internet users make money from their online data, we launched Cocoon MDR™, the revolutionary free app that pays cash for user data.

Cocoon MDR™ monetizes user data easily and without collecting PII (Personally Identifiable Information). This lets users earn cash rewards effortlessly, just for browsing the internet like they do every day or sharing location data when on the go. Getting paid is also easy, no bank information is required, just a free Paypal account.

Data Monetization is worth Billions!

By using Cocoon MDR™ app to collect data, companies can now get ethical access to richer consumer data sets to drive results, while at the same time these types of Consumer-to-Business data transactions will also directly benefit the user.

In addition, the user data is sold not only once to the highest bidder, but to multiple buyers in a growing marketplace of advertisers, institutions, and hedge funds.

The industry revenues are proven to be in the billions of dollars, and we believe the model of sharing data monetization revenue with the user will attract millions of online users worldwide quickly and continue to drive down the already low cost of acquisition.

We stand virtually alone as one company who provides this turnkey solution for both data buyers and the user.

Revenue Model: How User Data Is Monetized


User-generated data is shared
Cocoon MDR™ App Collects Non-PII Data
COCOON
MYDATA REWARDS
Revenue Model
Revenue Generated and Profits Shared with User.
Data is Sold to One or More Buyer

The Problem

User-generated data makes billions in revenue each year, but users don't see a penny in compensation


User-Generated Data Makes Billions In Revenue Each Year, But Users Don't See A Penny In Compensation

- Never before has data become such a valuable commodity, from which big tech companies make billions of dollars each year. These tech companies profit from users giving away their data for free, often while it is collected and sold without their knowledge or permission.
- Furthermore, individuals' access to the data marketplace is limited and gated, leaving most users unable to take any economic actions around their data, much less monetize it easily. If it's your data, shouldn't you be the one to profit from it?

The Solution:
Cocoon MDR™ App

Pay users for their data with an app that collects data easily and without sacrificing privacy



Cash is Best

Pay users for their data with an app that collects data easily and without sacrificing privacy

- With the Cocoon MDR™ app we created a way to collect user data easily and ethically. Collected data is then sold in the marketplace and the user is paid cash rewards for sharing their data.

- For the user it is easy, 100% passive income. By using a mobile app or desktop browser, they can earn cash rewards just for normally browsing the internet or sharing their location when they are on the go.

- We value user privacy, so we don't collect data with any Personally Identifiable Information, only non-PII data is shared and sold. We also don't require any names or personal information, only an email address is needed to start earning. In addition, no bank information is needed when a user wants to cash-out their rewards.

- 99% of users are willing to share personal data when there is a cash reward according to a Microsoft survey. Since the user is given control and rewarded for sharing data, the data, when opting-in, is thus ethically sourced and promotes fairness and respect for user content. This also builds trust so users will stay on for long-term use.

Install	Use Browser	Users Get Cash Reward



The Market



$19.2 Billion

In 2018, U.S. companies are spending $19.2 billion on third-party, audience data for advertising and marketing efforts, a 17.5 percent increase from the prior year
Global!

Billions of Internet users are generating data that could be monetized. Cocoon MDR™ taps into this growing opportunity in the data market.

- In 2018, U.S. companies are spending $19.2 billion on third-party, audience data for advertising and marketing efforts, a 17.5 percent increase from the prior year

- Global Big Data Market size to grow from $138.9 billion USD in 2020 to $229.4 billion USD by 2025

- Facebook made $70.7 billion USD with $18.49 billion net income in 2019 by selling ads using their users' data

- BigToken boasts 16.7 million users who earn blockchain rewards by completing actions

- By offering privacy while monetizing 62 million user searches daily, DuckDuckGo forecasts it will pass the $100 million revenue barrier for the first time in 2020

Industry Opinions And Trends

> "You've been tricked into giving away your most valuable asset. You will get paid for your data"
>
> **Jaron Lanier, as quoted in New York Times**

> "Data is worth more than oil. And then we should be benefiting from it, not just companies."
>
> **Andrew Yang, 2020 Presidential Candidate**

- ✓ A Harvard Business Review global survey of consumers' attitudes finds that about two-thirds of people are willing (and in some cases eager) to share data in exchange for their benefits, and that customers are most willing to share data when they know what value they'll receive in return.

- ✓ The California Consumer Privacy Act (CCPA) was signed into law June 28, 2018, giving consumers more control over the personal information that businesses collect about them.

- ✓ Grant For The Web is a fund to boost open, fair, and inclusive standards and innovation in web monetization.

Our Traction



- ✓ **Launched New Product: Desktop App for Windows and Mac**
  Currently we have tens of thousands of new accounts for current desktop browser. We spent a limited amount of money acquiring new customers for desktop since we are currently focused on launching the mobile app which has a larger market opportunity.

- ✓ **Launched New Product: Mobile App for Android**
  With over 4,000 sign-ups waiting for our mobile app, we are focused on launching the Cocoon MDR™ for Mobile to run on Android devices. We delivered a beta version to users in August 2020 for worldwide use monetizing geo-location data. Coming soon, we will add browsing data monetization as soon as we scale users.

- ✓ **Monetized Data Milestone: Over 67.3 Million pageviews**
  Currently we have paid out over $94,000 in MyData Rewards™ to users for collected and monetized pageviews totaling over 5.4 million per month.

- ✓ **Planned Product: Mobile App for iOS**
  As soon as the raise closes we will beging building for iOS devices

- ✓ **Data Monetization Brokerage Agreements**
  We have currently agreements in place with our data partner and are expecting in coming months to expand our revenue options.

- ✓ **Customer Aquisition Cost (CAC) continues to decrease**
  CAC is down YTD from a high of $8.81 to a low of $0.26 due to increases in ad performance and viral effect, both driving down acquisition cost, without increase in ad spend. In addition, customer retention has slowly been increasing adding to the Lifetime Value (LTV).

Traction: CAC






Who Loves It
Based on current users in the USA
Youth age 13-24
Ages 25-45, lower to middle class incomes who want extra cash for drinks, groceries, clothes and like coupons, discounts, rebates.
Age 55 and up, lower to middle class who like coupons, discounts, rebates and saving money.

The Business Model

The Data Supplier

The data supplier business model is based on personal data (geolocation and browsing data) that is collected from users and sold in the data marketplace.

What's unique about Cocoon MDR™ is our model compensates users with a significant portion of the profit, while we retain 30% of the revenue. Users are paid with cash rewards via Paypal, no hard-to-use cryptocurrency, no limited gift cards. As we acquire more users, no only will more revenue will be generated but also more opportunities to monetize data will open up.

At the outset we focused on the U.S. market for the destop app, but with the launch of mobile we have expanded our reach to 10 countries worldwide, with 150 more planned over the next year.

One path to increasing profits will be to add-on more Advertisers, Hedge Funds and Institutions who will buy our data, since the same data set can be sold to more than one buyer. Later we will also set up our own data brokerage to capture more control and a greater portion of the profits.

As a standard practice for scaling a company, we will incur losses until we cover all operational expenses and create a situation where users are paid enough profits to protect against attrition. However, the overall cost of servers and operations are inexpensive and mass scaling can be achieved quickly.


Data Creator
Individuals' online geographic and behavioraldata can be used to create audiences or profiles.
Data User
Businesses buy data to form strategies and build better products
Data Supplier
The Cocoon MDR™ app's primary focus is collecting, aggregating and selling data for marketing and advertising.

Competitve Analysis

With Cocoon MDR™ there are no complicated setups, just install the app and login to start earning. Also the earning is 100 percent passive, with no time-consuming surveys, and nothing to do, so the user earns rewards easily. Rewards are paid in cash, no hard-to-use cryptocurrency and no gift cards with limited use. Even cashing out is easy with Paypal, no bank information is required.

	Easy Setup	100% Passive	Pays Cash
BigToken	🚫	🚫	🚫
Fulldive	🚫	🚫	🚫
Killi	🚫	🚫	🚫
MobileXpression	🚫	🚫	🚫
Wibson	🚫	🚫	🚫
Cocoon MDR™	✅	✅	✅

Try it for yourself: trycocoon.com

How We Are Different



Cocoon MDR™ is first-to-market with...
browser and geolocation data monetization.

Many companies offer data monetization, but they require complex setups, time-consuming surveys, and other interaction to generate data. In contrast, Cocoon MDR™ is able to collect and monetize browser and geolocation data passively in the background, with nothing to do except install the app and login.

Cocoon MDR™ is also first-to-market with...
monetized data offering a cash reward.

Most companies monetizing data only offer payouts in hard-to-use cryptocurrency or limited to gift cards, giving users less options, and require a high minimum balance to cash out, some as much as $100, however Cocoon MDR™ allows cash out as low as $5. And cashing out is easy and private using Paypal, no bank information is required!

The Vision:
A Worldwide Opportunity For Richer Data

Our go-to-market is built on monetizing geolocation and browser data, however it is just the beginning. The future of data monetization with Cocoon MDR™ includes marketing user search data, as well as social media and shopping data. In addition, medical data and institutional data are also opportunities we plan to integrate.

"Tapping multiple data sets from the same user increases revenue exponentially."

Over the next 12-24 months, potential users can be increased globally as our data markets can be expanded from our initial launch in 10 countries to over 160 countries worldwide. Many countries with less economic advantages have a lower customer aquisition cost as well as a potential for higher market penetration.



Our Leadership



Jeffery Bermant
Founder & CEO

From A Tech Guy...

with over 10 years' experience in software privacy, security and VPN development, Jeff has been dedicated to building apps with a primary focus to make the Internet better for the end-user. He was responsible for building the world's first secure cloud browser, a technology that acheived new levels of privacy and security even in a mature market.

An entrepreneur by nature, he founded Virtual World Computing alongside his successful career in real estate and investment. Jeff brings much experience not only in managing IT development, but also in past accomplishments where he became the premier real estate developer in Santa Barbara, California with many successful exits and a combined investment of $700M.

A proud USC alumnus (Go Trojans!), an avid bike rider, and passionate about his business improving the Internet experience, Jeffrey is an out-of-the-box thinker and go-getter who is excited to launch a data rewards app that actually gives people the opportunity to make real money with their online activity.

Our Team



David Amaral

CTO

David is acting product manager and with over 20 years in tech, has worked with Fortune 500 companies and launched a successful software development company.



Larry Speck

Director of Marketing

For over 26 years, Larry has a record of successful marketing campaigns, sales strategies, and brand development, with 12 years in global markets (China) and a startup background with successful exit.



Kevin Bright

Director of Advertising

With more than 14 years experience in direct online marketing, Kevin excels in providing KPI insights for Advertiser, Publisher, Agency and Networks.



Rebecca Brand

Director of Social Media YouTube Star and Influencer

Rebecca's Youtube channel has over 34 million views and over 147,000 subscribers, and she produces TV shows and digital productions in the lifestyle genre.



Megan Birney

Director of Nonprofit Partnerships

Megan is a nonprofit executive with over 12 years of experience in startups, social enterprises, renewable energy, software development and nonprofit management.

Our Advisors



Jeff Carmody

Managing Director and Co-Founder, Agility Capital

Jeff's extensive background in venture debt financing originates through his years of experience at Sand Hill Capital and continues through his current managing role at Agility Capital, with over 150 debt successful financings under his watch.



David Schact

CIO of Simon Property Group

David is Senior Vice President and Chief Information Officer of Simon (NYSE:SPG), a global leader in retail real estate ownership, management and development and a S&P100 company.



Kevin Harrington

American entrepreneur and business executive

Kevin has been a successful entrepreneur for over 40 years. He's an original "Shark" on the Emmy-winning TV show, Shark Tank, also he is the Inventor of the Infomercial, As Seen On TV Pioneer, Co-Founder of the Electronic Retailers Association (ERA) and Co-Founding board member of the Entrepreneurs' Organization (EO).

Organization (EO).


cocoon
MYDATA REWARDS

Why Invest

- Only Cocoon MDR™ is effortless for the user to monetize online browsing data and geolocation data
- First and only rewards program that pays users cash for their online data
- Worldwide market opportunity in 200+ countries to lead in online rewards and grow returns with multiple sales of same data
- Trends show a growing demand for rich, ethically sourced user data, and 99 percent of consumers will share personal data for cash rewards

Collecting data has become a billion dollar industry, one where users are the product for so many companies out there but, they are left out of getting paid! This is an untapped market where users can profit off of their data. Advertisers are hungry to buy such data since its bulk data which they directly get from the users.


cocoon
MYDATA REWARDS™
Make money off your own data!



COCOON
MYDATA REWARDS ™
Make **money** off your **own data!**

| Cocoon MDR™ Timeline

July 2018



After expanding Cocoon Secure (the legacy browser focused on security and privacy) into worldwide markets, Jeff wanted to explore how to integrate a rewards program. However, there was a conflict, advertisers wanted IP addresses but he couldn't give them away without undermining the integrity of the product.

August 2018



Talking at breakfast one day with his son, who is also in tech, got Jeff thinking more about the value of data. He found virtually no one paying users for their data, but wondered what business model could help people sell their data? So, Jeff contacted a number of advertisers with an idea about helping people sell their data. No one answered, except the Chief Revenue Officer at a data broker who built SDK's for companies who want to monetizes their user data

September 2018



Since the CRO liked the idea, they met in L.A. to devise a plan. At this point Jeff got very excited, since he knew how to build apps and run them and the CRO knew how to monetize data.

February 2019



Given the limited capital available, he was driven to the quickest and the least expensive way to test the theory, was to build and desktop/laptop app to monetize browser data. Good results developed quickly.

Milestone: Cocoon MDR™ for Mac and Windows browser apps released
Milestone: Launch Cocoon MyData Rewards™ Program for USA

July-Nov 2019



July-Nov 2019



Jeff raised more money and put in more capital with a focus to launch a mobile app where users also get paid for geo-location data. Jeff realized with geolocation, we can target audiences anywhere in the world, so expanded the go-to-market to include a global audience. One indirect competitor acquired 16 million users worldwide in just one year proved the market is very responsive.

Jan-July 2020



Integrating geolocation data monetization to MyData Rewards™ and building Cocoon MDR™ Mobile for Android devices, with iOS to follow. Preparing global marketing strategy.

August 2020



Launch mobile app with geolocation targeting audiences worldwide, then adding on browsing data earnings for each country as the market develops.

Milestone: Cocoon MDR™ for Mobile Android devices Beta released
Milestone: Expand Cocoon MyData Rewards™ Program to 10 countries

September 2020



With the goal to gain enough capital to build the apps and market to scale users onboard, we expect the response of millions of users will be enormous.

Milestone: Launch Crowdfunding Campaign

Next 12-24 Months



Milestone: Expand Cocoon MyData Rewards™ Program to 160 countries
Milestone: Complete iOS Mobile App
Milestone: Integrate Predictive Search and Voice Recognition features
Milestone: Build Data Brokerage

Now YOU can own a part of our company!

Offering Summary

Company :	Virtual World Computing, LLC
Corporate Address :	5425 Hollister Ave., Suite 160, Santa Barbara CA 93111
Offering Minimum :	$20,000.00
Offering Maximum :	$250,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	CF Shadow Preferred Units
Conversion Trigger :	Next Round of $1.5M, Value known at that time
Maturity Date :	3 years from the Closing Date
Minimum Number of Units Offered :	20,000
Maximum Number of Units Offered :	250,000
Price Per Unit of Note :	$1.00
Discount :	10% for investments of $500 or more
Interest Rate :	4.0% simple interest per annum
Valuation Cap :	$5,200,000

Investment Incentives And Bonuses*

$225 Perk: Bronze Tier

- Investors will receive a $5 app credit after their Coccon MDR™ account activation.
- Access to exclusive private Investor Facebook Group.

$500 Perk: Silver Tier

- 100% MDR data revenue for 1 year
- Custom Cocoon MDR™ t-shirt
- Investor shout-out and acknowledgment on FB or Instagram.
- + Everything in the previous tier.

$1,500 Perk: Gold Tier

- Custom Cocoon MDR™ investor MiiR Vacuum Insulated Wine Tumblers (2) only available to our investor community
- + Everything in the previous tier

$5,000 Perk: Platinum Tier

- Custom Cocoon MDR™ investor Reidel® 12" bordeaux wine glasses 8-pcs set only available to our investor community
- Access to the company's investor quarterly overview video conference
- + Everything in the previous tier

$50,000 Perk: Diamond Tier

- Choice of (1) Access to private dinner for Diamond level investors with Founder and Executive Team in Santa Barbara, CA including 2-night Stay at Rosewood Miramar Beach Resort in Montecito, CA (max value $2000, transportation not included), or, (2) Case of Luxury California Wine (Value $2000)
- + Everything in the previous tier

All perks occur when the offering is completed.

0%

$250,000
Target Raise

Pending Time Left	**0** Investors
$20,000 Min. Raise	**$250,000** Max. Raise

Pending

This offering will only be funded if at least $20,000 is invested by November 30, 2020 12:00 AM PST.

Project Owner



Virtual World Computing, Inc.

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EXHIBIT C

Video Transcript

VWC – MYDATA REWARDS INVESTMENT PITCH

KHE REVISED VERSION 3.0

I'm Kevin Harrington, original Shark from ABC's hit show "Shark Tank" and I'm excited to introduce My Data Rewards.

It's common knowledge that large corporations are capturing personal data when users interact online. Many companies are recording this data, selling, and profiting from it, without sharing any of those profits with users…

Until now…I'm excited to introduce "My Data Rewards," a new mobile browser where users participate in earning money for their data sales.

Why should ONLY companies like Google and Facebook profit from this information?

My Data Rewards is disrupting the market for several reasons. First, the user gets paid in cash through PayPal, instead of crypto-currency or gift cards.

Second, both browsing data and geo-location data are monetized effortlessly. Buyers are lined up and ready to purchase user data, from the start.

With MyData Rewards, users earn *cash* for doing normal everyday things…online browsing, even running errands and driving to stores.

Users have great earning potential, having two data sets that can be sold, with opportunities to sell that data more than once.

The target market is diverse—just about anyone who uses the internet can benefit from MyData Rewards.

With a focus on the US initially, MyData Rewards will be available in 10 countries at launch including Canada, Mexico, Indonesia and China. This opportunity has tremendous potential worldwide.

If User Data is the new oil, then MyData Rewards is primed to succeed, by providing investors the opportunity to align with consumer and share profits from user data sales.

Visit the website on the bottom of the screen to learn more about this exciting opportunity.

EXHIBIT D

Term Sheet for Units of Crowd Convertible Promissory Notes

TERM SHEET FOR UNITS OF CROWD CONVERTIBLE PROMISSORY NOTES

August 27, 2020

THIS TERM SHEET (this "***Term Sheet***") sets forth the principal terms of an offering (the "***Offering***") of Units of Convertible Promissory Notes (the "***Notes***") by **VIRTUAL WORLD COMPUTING, LLC**, a California limited liability company (the "***Company***").

> *This Term Sheet is a non-binding expression of the terms and conditions on which the "Notes" described below are proposed to be issued, and is not intended to be and shall not be construed as an offer to issue any promissory note or other security or a solicitation of offers to acquire any securities. Neither the Company nor any other person shall be obligated to proceed with the issuance, sale, or purchase of any securities related to the Notes unless and until the parties execute definitive written loan documentation for the Notes.*

Issuer:	**VIRTUAL WORLD COMPUTING, LLC**, a California limited liability company (the "***Company***").
Eligible Investors:	Investors who qualify under the exemptions promulgated under Section 227 of Regulation Crowdfund and are acceptable to the Company.
Funding Portal:	Funders USA, Inc.
Security:	Units of Crowd Convertible Promissory Notes (the "***Notes***").
Price:	$1.00 per Unit of Note.
Maximum Aggregate Principal Amount:	$250,000.
Minimum Aggregate Offering Amount:	$20,000.
Minimum Amount per Investor:	$100, other than for existing holders of Preferred Units who elect to subscribe for their pro rata share of Notes. Any investor who invests $500 or more is known hereunder as a "Major Investor."
Closing Date:	The date that is sixty (60) days from the date that the Notes are first offered, provided that the Company may extend the Closing Date in its sole discretion.
Interest Rate:	4.0% simple interest per annum.
Maturity Date:	The date that is four (4) years from the Closing Date.
Converted Securities:	Pursuant to the conversion terms hereunder, the Notes shall convert into the Company's CF Shadow Preferred Units, which shall mean units of a series of the Company's Preferred Units that are identical in all respects to the Preferred Units, except that (i) the liquidation preference per unit of the CF Shadow Preferred Units shall equal the Conversion Price (as defined below); (ii) the CF Shadow Preferred Units holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company and, with respect to any matter to which CF Shadow Preferred Units holders are entitled to vote by law, each of the CF Shadow Preferred Units holders shall enter into a proxy agreement appointing the Company as its irrevocable proxy; and (iii) CF Shadow Preferred Units holders shall

have no information or inspection rights, except with respect to such rights not waivable by laws.

Conversion & Repayment Terms:	The Notes will be convertible into the equity securities of the Company as follows:

(a) For Major Investors, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units in the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,500,000 in the aggregate (excluding the conversion of the Note) (the "***Qualified Financing***"), at a conversion price per unit (the "***Conversion Price***") equal to the lesser of (i) 90% of the price per unit paid by cash investors in the Qualified Financing (*i.e.*, at a 10% discount to the price of such units), or (ii) a conversion price per unit equal to the quotient of (x) a pre-money value for the Company equal to $5.2 million (the "***Valuation Cap***"), *divided by* (y) the number of the Company's fully-diluted outstanding units immediately before the closing of the Qualified Financing, including units reserved and available for grant under the Company's 2008 Unit Option Plan (the "***Fully-Diluted Outstanding Units***").

(b) For investors who are <u>not</u> Major Investors, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units in the Qualified Financing at a Conversion Price equal to the lesser of (i) the price per unit paid by cash investors in the Qualified Financing, or (ii) a conversion price per unit equal to the Valuation Cap, *divided by* (y) the Fully-Diluted Outstanding Units.

(c) Upon the Maturity Date, unless the Notes have been already repaid or converted, the entire principal amount and accrued interest of each Note shall be automatically converted into CF Shadow Preferred Units at a Conversion Price equal to the quotient of the Valuation Cap *divided by* the Fully-Diluted Outstanding Units.

(d) Unless the Notes have been already repaid or converted, in the event of (i) a sale of all or substantially all of the units or assets of the Company, or a merger or consolidation involving the Company following which the members of the Company immediately prior to the transaction shall hold less than a majority of the outstanding equity securities of the acquiring or surviving corporation following the transaction (a ***"Change of Control"***); (ii) the closing of the Company's first firm commitment underwritten initial public offering of equity securities pursuant to an effective registration statement filed under the Securities Act of 1933 (an "***IPO***"), or (iii) the liquidation, winding up and dissolution of the Company (a "***Liquidation***"), the Company shall pay to each holder of a Note an amount equal to the sum of (i) 1.5 *times* the principal of such Note, *plus* (ii) all accrued and unpaid interest on such Note.

Prepayment:	The Notes may not be prepaid without the prior written consent of the holders of a majority of the outstanding principal amount of all then-outstanding Notes.
Definitive Agreements:	The issuance of Notes will be memorialized in a definitive Convertible Promissory Note and other documents to be prepared by counsel to the Company. All potential investors are required to review the Company's Form C offering memorandum.

Remainder of Page Intentionally Left Blank; Signature Page Follows

IN WITNESS WHEREOF, the Company has executed this Term Sheet on the date set forth below.

VIRTUAL WORLD COMPUTING, LLC, a California limited liability company

_____   By_____
             Date   Jeffrey Bermant, Chief Executive Officer

EXHIBIT E

Form of Crowd Convertible Promissory Note

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

VIRTUAL WORLD COMPUTING, LLC

Crowd Convertible Promissory Note

For value received, Virtual World Computing, LLC, a California limited liability company (the "**Company**"), promises to pay to each investor (the "**Investor**") who is recorded in the Funders USA, Inc. (the "**Platform**") records as having purchased this security (the "**Crowd Note**") the principal sum of $______________________________ with simple interest on the outstanding principal amount at the rate of 4.0% per annum based on a year of 365 days for the actual number of days elapsed.

1. Definitions

(a) "**CF Shadow Preferred Units**" shall mean with respect to a conversion pursuant to Section 2, units of a series of the Company's Preferred Units that are identical in all respects to the Preferred Units, except that:

(i) the liquidation preference per unit of the CF Shadow Preferred Units shall equal the Conversion Price (as defined below);

(ii) the CF Shadow Preferred Units holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company and, with respect to any matter to which CF Shadow Preferred Units holders are entitled to vote by law, each of the CF Shadow Preferred Units holders shall enter into a proxy agreement , in the form of Exhibit A attached hereto, appointing the Company as its irrevocable proxy. Entering into such proxy agreement is a condition of receiving CF Shadow Series Securities and such agreement provides that the Company will vote with the majority of the holders of the relevant class of the Company's Equity Securities on any matters to which the proxy agreement applies; and

(iii) CF Shadow Preferred Units holders shall have no information or inspection rights, except with respect to such rights not waivable by laws.

(b) "**Closing Date**" shall mean the date that the Regulation CF offering of Crowd Notes closes, as set forth in the Company's Form C offering memorandum or on the Platform's website, provided that the Company may extend the Closing Date in its sole discretion.

(c) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lesser of (i) the price per unit paid by cash investors in the Qualified Financing, or (ii) a conversion price per unit equal to the Valuation Cap, *divided by* (y) the Fully-Diluted Outstanding Units.

(d) "**Conversion Price for Major Investors**" with respect to a conversion pursuant to Section 2 shall equal the lesser of (i) 90% of the price per unit paid by cash investors in the Qualified Financing (*i.e.*, at a 10% discount to the price of such units), or (ii) a conversion price per unit equal to the Valuation Cap, *divided by* (y) the Fully-Diluted Outstanding Units.

(e) "**Corporate Transaction**" shall mean:

(i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets;

(ii) the consummation of a merger or consolidation of the Company with or into another entity a merger or consolidation involving the Company following which the members of the Company immediately prior to the transaction shall hold less than a majority of the outstanding capital units of the acquiring or surviving corporation following the transaction;

(iii) the closing of the Company's first firm commitment underwritten initial public offering of securities pursuant to an effective registration statement filed under the Securities Act of 1933; or

(iv) the liquidation, dissolution or winding up of the Company.

Provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

(f) "**Fully-Diluted Outstanding Units**" shall mean the number of the Company's fully-diluted outstanding capital units immediately before the closing of the Qualified Financing, including (i) conversion or exercise of all securities convertible into or exercisable for units of the Company, (ii) exercise of all outstanding options and warrants to purchase units of the Company, (iii) the units reserved or authorized for issuance under the Company's 2008 Units Option Plan or any units option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section

(g) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $500.00 or more.

(h) "**Maturity Date**" shall mean the date that is four (4) years from the Closing Date,

(i) "**Maximum Raise Amount**" shall mean $250,000.00 raised under Regulation CF.

(j) "**Minimum Raise Amount**" shall mean $20,000 raised under Regulation CF.

(k) "**Qualified Equity Financing**" shall mean the next equity financing following the Closing Date in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,500,000.00 in the aggregate (excluding the conversion of the Note).

(l) "**Regulation CF**" shall mean Regulation Crowdfunding promulgated under the Securities Act.

(m) "**Valuation Cap**" shall mean a pre-money valuation of the Company equal to $5,200,000.00.

2. Conversion and Repayment

(a) Qualified Financing. Upon the occurrence of a Qualified Financing before the Maturity Date, the Crowd Note will convert into CF Shadow Preferred Units as follows:

(i) If the Investor is a Major Investor, the entire principal amount and accrued interest of the Crowd Note shall be automatically converted into CF Shadow Preferred Units at the Conversion Price for Major Investors.

(ii) If the Investor is not a Major Investor, the entire principal amount and accrued interest of the Crowd Note shall be automatically converted into CF Shadow Preferred Units at the Conversion Price.

Upon such conversion of the Crowd Note, the Investor hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a lock-up agreement in connection with an initial public offering).

(b) Maturity. Upon the Maturity Date, unless the Crowd Note has been already repaid or converted, the entire principal amount and accrued interest of the Crowd Note shall be automatically converted into CF Shadow Preferred Units at a conversion price equal to the quotient of the Valuation Cap *divided by* the Fully-Diluted Outstanding Units.

(c) Corporate Transaction. Upon the occurrence of a Corporate Transaction before a Qualified Financing or the Maturity Date, the Company shall pay to Investor an amount equal to the sum of (i) 1.50 *times* the principal of the Crowd Note, *plus* (ii) all accrued and unpaid interest on the Crowd Note.

(d) Prepayment. The Company may not prepay the Crowd Note without the prior written consent of Investors holding a majority of the outstanding principal amount of all then-outstanding Crowd Notes.

3. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Crowd Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This Crowd Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current limited liability company operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material

indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Crowd Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Crowd Note, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series Securities issuable hereunder.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued capital units for issuance and delivery upon the conversion of this instrument, such number of capital units as necessary to effect the conversion contemplated by this Crowd Note, and, from time to time, will take all steps necessary to amend its operating agreement to provide sufficient authorized numbers of capital units issuable upon the conversion of this Crowd Note. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to this Crowd Note.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. Investor Representations

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Crowd Note and to perform its obligations hereunder. This Crowd Note constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this Crowd Note and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this Crowd Note nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this Crowd Note and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this Crowd Note in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this Crowd Note, the Investor is not relying on the advice or recommendations of the Company or the Platform, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Note investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd Note and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S.

Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd Note or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd Note and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd Note; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd Note and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd Note (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Crowd Note is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or limited liability company operating agreement, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Price.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that Investor is prepared to bear the risk of such total loss.

6. **Miscellaneous**

(a) If the Company elects to convert to a c-corporation while this Crowd Note remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd Note and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board or equivalent governance body to be advisable to reorganize this Crowd Note and any underlying securities issued pursuant to the terms of this Crowd Note into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

(b) Any provision of this Crowd Note may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Investors holding a majority

of the outstanding principal amount of all then-outstanding Crowd Notes.

(c) Any notice required or permitted by this Crowd Note will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this Crowd Note, to vote or receive dividends or be deemed the holder of the underlying securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of an equity owner of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity owners at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings.

(e) Neither this Crowd Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Crowd Note and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this Crowd Note is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this Crowd Note may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of California without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within the State of California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

7. <u>Subscription Procedure</u>. Each Investor, by providing his or her name, and purchase amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the

terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Closing Date.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VIRTUAL WORLD COMPUTING, LLC

By: _____
Name:
Title:

INVESTOR:

By: _____
Name:
Address:
Email:

Irrevocable Proxy

Reference is hereby made to a certain Crowd Convertible Promissory Note (the "**Crowd Note**") dated _____between Virtual World Computing, LLC, a California limited liability company (the "**Company**") and _____ ("**Investor***")*. In connection with a conversion of Investor's investment in the Crowd Note into CF Shadow Preferred Units (as defined in the Crowd Note) pursuant to the Crowd Note, the Investor and the Company hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all CF Shadow Preferred Units owned by the Investor as of the date of this Irrevocable Proxy or any subsequent date (the "**Interests**"), Investor hereby grants to Company an irrevocable proxy under applicable law, to vote the Interests in any manner that the Company may determine in its sole and absolute discretion. For the avoidance of doubt, the Company, as the holder of this irrevocable proxy (rather than the Investor) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Company hereby agrees to vote all Interests consistently with the majority of the Preferred Units of the Company or any other membership interests on which the CF Shadow Preferred Units are based. This proxy revokes any other proxy granted by the Investor at any time with respect to the Interests.

   (b) The Company shall have no duty, liability or obligation whatsoever to the Investor arising out of the Company's exercise of this irrevocable proxy. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Company's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as an equity holder of the Company or otherwise, against the Company or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Preferred Units of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. **Legend**. The Investor agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Investor represents and warrants to the Company as follows:

   (a) The Investor has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

   (b) The Investor is the record owner of the Interests and the Investor has plenary voting and dispositive power with respect to such Interests; the Investor owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Investor is a party or bound by and which expressly require that any of the Interests be voted in

any specific manner other than pursuant to this irrevocable proxy. The Investor has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Investor acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Company may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd Note, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Company may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd Note.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Investor and (ii) the Company .

7. Assignment.

    (a) In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Company substantially identical to this irrevocable proxy.

    (b) The Company may transfer its rights under this instrument after giving prior written notice to the Investor.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **VIRTUAL WORLD COMPUTING, LLC:**

By: _____   By: _____
Name: Name:
Date: Title:
Email: Date:
Address: